Pioneer Tax-Free Income Fund
6/30/99 NSAR


Responses to Sub-Item 77M:  Mergers

(a) Pioneer Intermediate Tax-Free Fund

(b) In accordance with the terms of an Agreement and Plan of Reorganization between the registrant and Pioneer Intermediate Tax-Free Fund, on March 31, 1999, Pioneer Intermediate Tax-Free Fund transferred all of its assets to the registrant in exchange for shares of the registrant. Those shares were distributed proportionately to shareholders of Pioneer Intermediate Tax- Free Fund. The registrant also assumed Pioneer Intermediate Tax-Free Fund's liabilities.

Pioneer Intermediate Tax-Free Fund is in the process of winding-up its affairs, has filed its final Rule 24f-2 notice and has prepared and will soon file its final semiannual report on Form N-SAR and an application for deregistration as an investment company on Form N-8F.